UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Investcorp India Acquisition Corp

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

G49219119

(CUSIP Number)

June 9, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G49219119

SCHEDULE 13G

1	Names of Reporting Persons
ICE I Holdings Pte. Ltd.
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Singapore
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
-0-
	6	Shared Voting Power
6,468,750 (1) (2) (3)
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
6,468,750 (1) (2) (3)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
6,468,750
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
20% (4)
12	Type of Reporting Person (See Instructions)
PN; IA

(1)
ICE I Holdings Pte. Ltd. is the record holder of the shares reported herein. Our sponsor is governed by a board of directors consisting of two directors Yongky Oktavianto has voting and investment discretion for and on behalf of ICE I Holdings Pte. Ltd. with respect to the ordinary shares held of record by ICE I Holdings Pte. Ltd.
(2)
The Sponsor owns 6,468,750 Class B Ordinary Shares, par value $0.0001 per share (the “Class B Ordinary Shares”), which are convertible into Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), of the Issuer, as described under the heading “Description of Securities—Ordinary

CUSIP No. G49219119

Shares—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-257090) (the “Registration Statement”).
(3)
Excludes 16,087,500 shares of Class A Ordinary Shares issuable upon the exercise of 16,087,500 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Private Placement Warrants” in the Registration Statement.
(4)
The percentages used herein are calculated based upon 25,875,000 ordinary shares outstanding as of May 09, 2022, as disclosed in the Company’s Form 8-K filed with the Securities and Exchange Commission on May 12, 2022.

CUSIP No. G49219119

1	Names of Reporting Persons
Yongky Oktavianto
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
[Singapore]
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
-0-
	6	Shared Voting Power
6,468,750 (1) (2) (3)
	7	Sole Dispositive Power
-0-
	8	Shared Dispositive Power
6,468,750 (1) (2) (3)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
6,468,750
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
[ ]
11	Percent of class represented by amount in row (9)
20% (4)
12	Type of Reporting Person (See Instructions)
IN

(1)
ICE I Holdings Pte. Ltd. is the record holder of the shares reported herein. Our sponsor is governed by a board of directors consisting of two directors Yongky Oktavianto has voting and investment discretion for and on behalf of ICE I Holdings Pte. Ltd. with respect to the ordinary shares held of record by ICE I Holdings Pte. Ltd.
(2)
The Sponsor owns 6,468,750 Class B Ordinary Shares, which are convertible into Class A Ordinary Shares of the Issuer, as described under the heading “Description of Securities—Ordinary Shares—Founder Shares” in the Issuer’s Registration Statement.
(3)
Excludes 16,087,500 shares of Class A Ordinary Shares issuable upon the exercise of 16,087,500 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one Class A Ordinary Share at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Private Placement Warrants” in the Registration Statement.

CUSIP No. G49219119

(4)
The percentages used herein are calculated based upon 25,875,000 ordinary shares outstanding as of May 09, 2022, as disclosed in the Company’s Form 8-K filed with the Securities and Exchange Commission on May 12, 2022

Item 1.

(a) Name of Issuer: Investcorp India Acquisition Corp

(b) Address of Issuer's Principal Executive Offices: Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town, Grand Cayman, Cayman Islands, KY1-1102

Item 2.

(a)
Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): (1) ICE I Holdings Pte. Ltd. a Singapore entity and (2) Yongky Oktavianto (together, the “Reporting Persons"). The filing of this statement should not be construed as an admission that any of the forgoing persons or the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

(b) Address of Principal Business Office or, if None, Residence: The address of the business office of the Reporting Persons is Century Yard, Cricket Square, Elgin Avenue, PO Box 1111, George Town.

(c) Citizenship: ICE I Holdings Pte. Ltd. a Singapore entity.

(d) Title and Class of Securities: Class A Ordinary Shares, $0.0001 Par Value (the "Ordinary Shares ").

(e) CUSIP No.: G49219119

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [_] Broker or dealer registered under Section 15 of the Act;

(b) [_] Bank as defined in Section 3(a)(6) of the Act;

(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;

(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

CUSIP No. G49219119

(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

(a) Amount Beneficially Owned: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class. N/A

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person. N/A

Item 8. Identification and classification of members of the group. N/A

Item 9. Notice of Dissolution of Group. N/A

Item 10. Certifications.

By signing below the Reporting Persons certify that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2022

/s/ Ayman Al Arrayed
Name: Ayman Al Arrayed
Title: Member

/s/ Yongky Oktavianto
Yongky Oktavianto

CUSIP No. G49219119

Exhibit Index

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of August 26, 2022, by and among the Reporting Persons